VINCI

02055315

Rueil, 19 septembre 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 OCT -9 AM 9:09

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

SUPPL

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Please find enclosed recently issued press releases :

- First half 2002 results,
- Vinci Park continues to grow

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

dlw 10/10

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex

Rueil-Malmaison, 18 September 2002

PRESS RELEASE

FIRST-HALF 2002 RESULTS

- **Pre-tax income up 8% to EUR 285 million and net income up 2% to EUR 174 million**
- **Further improvement in operating results**
  - Gross operating surplus : up 19% to EUR 726 million
  - Operating income : up 10% to EUR 415 million
- **2002 targets confirmed**

The VINCI Board of Directors, chaired by Antoine Zacharias, met on 18 September 2002 to approve financial statements for the six months to 30 June 2002.

Controlled sales growth. Expansion of concession business and rises in percentage of sales outside France

VINCI consolidated sales for the first half of 2002 amounted to EUR 8.5 billion, showing a rise of 2.8% from the same period of last year.

The figure includes contributions of approximately EUR 400 million from recent acquisitions WFS/World Flight Services, TMS and Crispin & Borst, aimed at raising the group's profile on international markets and in the service industry, as well as the impact of the sale of non-strategic businesses, Wanner and Ingerop Litwin, representing an amount of approximately EUR 100 million.

At comparable scope of consolidation group sales showed a modest decline of 1.2%, reflecting the selective approach that VINCI consistently applies to its business.

Sales outside France rose by over 15%, driven by acquisitions. The overall figure reflects steady business in Germany and a rise of nearly 20% in other countries. Altogether, operations outside France generated sales of EUR 3.5 billion or 41% of the consolidated total, compared with 36% in the first half of 2001. At comparable scope of consolidation, sales outside France rose 4%, driven by strong growth in Concessions, up 14%, and at VINCI Construction, up 8%.
As forecast, total French sales showed a 4% decline both at constant scope and like-for-like relative to an excellent first-half performance in 2001. However, Concessions business rose more than 7% (+5.3% like for like) and Cofiroute sales were up 7.7%.

Rise in income - Continued improvement in operating results

Gross operating surplus was up 19% to EUR 726 million, reflecting improvement in operating items across all businesses.

Operating income rose 10% to EUR 415 million [1] or 4.9% of sales, up from EUR 378 million [1] or 4.6% of sales in the first half of 2001.

Operating income of the Concessions and Services division was up 8% to EUR 253 million in the same period of this year. Other highlights include a strong showing from VINCI Construction, which generated operating income of EUR 112 million for an operating margin of over 3%, as well as a rebound in GTTE operating margin from 1.6 to 3% after suffering from difficult conditions for thermal activities in Germany last year. Eurovia again made a positive contribution despite a decline in business in France.

The improvement in operating income fully offsets the increase in net interest expense resulting from recent expansion in concessions and services. Operating income less net financial expense thus amounted to EUR 332 million, showing a rise of 2%.

Exceptional items represented a net contribution to income of EUR 19 million compared with a charge of EUR 2 million in the first half of 2001.

Pre-tax income thus rose nearly 8% from EUR 264 million in the first half of 2001 to EUR 285 million.

As expected, tax increased significantly, rising from EUR 94 million to EUR 111 million to set the effective rate for the first half of this year at 32% compared with 29% in the same period of 2001.

Despite this rise in tax, **net income came to EUR 174 million, up 2% on the first half of 2001.**

[1] After reallocation of Cofiroute's amortization of construction financing to operating income

Vigorous rise in operating cash flow

Operating cash flow was up 37% to EUR 528 million. Combined with firm control of capital expenditure, steady at EUR 204 million, this offset the seasonal rise in working capital requirement.

Investments of subsidiaries in the Concessions division amounted to EUR 221 million compared with EUR 348 million in the first half of 2001. This amount includes in particular investments in the Chillan-Collipulli motorway completed at the beginning of the year and continuing work on the A86 motorway link west of Paris.

Investments in affiliates and subsidiaries totaled EUR 1,136 million including EUR 1 billion for the acquisition of a 17% equity interest in ASF. The balance mainly represents new developments at VINCI Park.

Financial position still sound after recent expansion

Total shareholders' equity was up from EUR 2.5 billion at June 30, 3001 to EUR 3 billion at the same date this year, including minority interests amounting to EUR 505 million.

Consolidated debt amounted to EUR 3.3 billion at June 30, 2002, including EUR 3 billion for the Concessions division alone. Excluding Concessions, debt was up around EUR 540 million on June 30, 2001, reflecting the impact of the EUR 1 billion investment in ASF. The figures thus point to a healthy rise of nearly EUR 500 million in the cash positions of businesses excluding Concessions.

The sound financial structure of VINCI, as confirmed by recent ratings attributed to the company by Standard & Poor's (BBB+) and Moody's (BAA1), enabled the group to raise a total EUR 1.1 billion on bond markets to refinance its recent acquisitions.

Full-year targets for 2002 confirmed

Orders outstanding at July 31, 2002 remained at an historically high level, representing the equivalent of nine months of business and giving VINCI good earnings visibility in an uncertain overall environment.

Stressing the quality of VINCI's earnings, as well as the group's proven capacity to look beyond cyclical ups and downs and produce lasting growth, Chairman Antoine Zacharias **confirmed earlier forecasts for 2002 calling for a rise in operating income and for net income at least equal to that for 2001**. This is despite the impact of higher interest expense, an increased tax charge, henceforth nominal, and a less favorable economic environment.

Press contact: Virginie Christnacht
Tel.: +33 (0) 1 47 16 31 82
Fax: +33 (0) 1 47 16 33 88
email: vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI website at www.vinci.com

First-half 2002 results
EUR millions

	1st half 2001	1st half 2002	Change
Sales	8 239	8 466	+ 2,8%
of which: outside France	*3 005*	*3 457*	
Sales outside France, % of total	*36%*	*41%*	
Gross operating surplus	**608**	**726**	**+ 19,4%**
% of sales	***7,4%***	***8,6%***	
Operating income			
Concessions and Services (1)	236	253	+ 7,2%
Energy and Information	22	45	+ 104,5%
Roads	15	7	ns
Construction	100	112	+ 12,0%
Miscellaneous	5	(1)	
Total	**378**	**415**	**+ 9,8%**
% of sales	***4,6%***	***4,9%***	
Net financial expense	(53)	(84)	
Op. income less net financial expense	325	332	+ 2,2%
Tax	(94)	(111)	
Pre-tax income	**264**	**285**	**+ 8,0%**
Net income	**170**	**174**	**+ 2,4%**
Operating cash flow	**385**	**528**	**+ 37,1%**
Shareholders' equity, incl. minorities	2 484	2 993	+ 20,5%
Net financial debt			
Concessions & PFI (excl. ASF)	*2 546*	*2 984*	
Other businesses & holding co. (incl. ASF)	*(192)*	*339*	
	2 354	**3 323**	

[1] **After reallocation of Cofiroute's amortization of construction financing to operating income**

Rueil-Malmaison, 9 September 2002

PRESS RELEASE

VINCI Park continues to grow

VINCI Park, the world leader in parking facilities, is continuing to expand:

- in the United Kingdom, VINCI Park was awarded the contract to manage on-street parking and 13 car parks, totalling 5,000 spaces, in Liverpool. This follows the acquisition of the car parks at the Cardiff and Dundee hospitals with a combined capacity of 5,200 spaces.

- in France, in addition to obtaining 15,000 new spaces nation-wide, VINCI Park won the competitive bidding for a number of large contracts up for renewal, notably the contract to manage the car parks at La D fense which covers 24,000 spaces and was extended for a duration of 5 years.

Overall, VINCI Park has been entrusted with the management of nearly 23,000 new parking spaces in France and abroad since the beginning of this year.

This success reflects the company's ambitious service and customer focused policy, which has been well received by users and local authorities alike.

Press contact: Virginie CHRISTNACHT
Tel.: 33 (0)1 47 16 31 82
Fax: 33 (0)1 47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com